

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 21, 2006

Mr. Dean A. Goodson
Chief Financial Officer
Edd Helms Group, Inc.
17850 N.E. 5th Avenue
Miami, Florida 33162-1008

> RE: **Edd Helms Group, Inc.**
> **Form 10-KSB for the fiscal year ended May 31, 2005**
>
> **Form 10-Q for the quarterly period ended August 31, 2005**
> **File No. 000-17978**

Dear Mr. Goodson:

      We have reviewed your supplemental response letter dated June 16, 2006 as well as your filing and have the following comments. As noted in our comment letter dated May 16, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the fiscal year ended May 31, 2005

Note 3. Available-for-Sale Equity Security, page 25

1. We refer to your response to prior comment 1. We note that Easylink's stock price has significantly declined since its acquisition in July of 2000 and has not significantly recovered to the market value when the stock was acquired. Based upon the definition of impairment in paragraph 6 of EITF 3-01, the investment in EasyLink has been impaired since March of 2001 when the stock price was below $8.00 per share. Note that paragraph 10 b. of EITF 03-1 states that an impairment should be deemed other than temporary unless "evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary."

Accordingly, it appears that there is a preponderance of evidence supporting that your investment is not recoverable. While you may have the ability and intent to hold the investment for a period of time, there is no such evidence that there will be a recovery of fair value up to (or beyond) the cost of the investment. Further, it is clear that the impairment is severe since the fair value is merely a fraction of its original cost. It is also clear that the duration of the impairment of over 5 years requires you to provide greater evidence about forecasted recovery of fair value. Paragraph 15 of EITF 03-1 states that an investor should develop an evidence-based judgment about a forecasted recovery and that "greater evidence about a forecasted recovery of fair value will be required to conclude that an impairment is not other than temporary the further the expected recovery of fair value is from the point of the initial impairment." Finally, we note from Easy Link's Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarterly period ended March 31, 2006 that Easy Link has a working capital deficiency, an accumulated deficit and declining revenues. Easy Link's stock price on June 21, 2006 was $0.61 per share.

Please revise or advise.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director